Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before discontinued operations, equity in earnings
and minority interest in earnings	$ 307,167	$ 364,392	$ 479,320	$ 376,096	$ 395,811	$ 283,571	$ 256,531
Fixed charges less capitalized interest and preferred dividends	192,703	154,200	210,914	177,219	154,116	143,125	156,404
Distributed income of equity investees	6,517	5,637	7,492	8,801	4,150	5,599	5,964
Equity in losses of equity investees for which charges arise
from guarantees	(403)	(1,113)	(1,020)	-	(39)	(12)	-
Minority interest in earnings of subsidiaries that have not
incurred fixed charges	(2,778)	(2,455)	(3,700)	(3,554)	(2,254)	(1,782)	(136)

Total earnings	$ 503,206	$ 520,661	$ 693,006	$ 558,562	$ 551,784	$ 430,501	$ 418,763

Combined fixed charges (1):
Interest expense (2)	$ 192,703	$ 154,200	$ 210,914	$ 177,219	$ 154,116	$ 143,125	$ 156,404
Capitalized interest	8,618	4,950	8,715	4,517	5,974	5,593	5,860
Preferred dividends	22,926	22,926	30,568	18,309	19,633	10,919	6,468

Total combined fixed charges	$ 224,247	$ 182,076	$ 250,197	$ 200,045	$ 179,723	$ 159,637	$ 168,732
Ratio of earnings to combined fixed charges and preferred dividends	2.24	2.86	2.77	2.79	3.07	2.70	2.48

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

We compute the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations before extraordinary items and fixed charges (excluding capitalized interest), adjusted, as applicable, for our proportionate share of earnings of 50 percent-owned affiliates and distributed earnings from less than 50 percent-owned affiliates. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor